UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. (NYSE: CIB; BVC: BCOLOMBIA, PFBCOLOM) REPORTS CONSOLIDATED NET INCOME OF 604 BILLION FOR THE THIRD QUARTER OF 2016, WHICH REPRESENTS A DECREASE OF 18% COMPARED TO THE PREVIOUS QUARTER AND AN INCREASE OF 12% COMPARED TO THE THIRD QUARTER OF 2015.

•	Net interest income grew 42.2% compared to 3Q15. This strong growth is explained by higher volumes in the loan portfolio and by an expansion of the net interest margin, which increased 120 basis points in the last year.

•	The net interest margin was 6.2% for the quarter. This result is supported by the balance sheet’s sensitivity to changes in the interest rates, the increases in the reference rate by the central bank, higher rates commanded on new loans, as well as, good performance in investments that ultimately improved the margin from 6.1% to 6.2% in the quarter.

•	Net fees increased by 15.2% compared to 3Q15. This solid growth was mainly driven by an increase in fees related to banking services, credit and debit cards, and distribution of insurance products through the bank’s network.

•	Tier 1 increased during the quarter to 9.05%. The capital adequacy ratio was 13.47%.
•
•	Efficiency for 3Q16 was 47.5%, improving compared to 2Q16. Higher net interest income as well as a tighter control on the growth of expenses led to an improvement in efficiency for the quarter.

November 21, 2016. Medellin, Colombia – Today, BANCOLOMBIA S.A. (“Bancolombia” or “the Bank”) announced its earnings results for the third quarter of 2016[1]. For the quarter ended on September 30, 2016 (“3Q16”), Bancolombia reported consolidated net income of COP 604 billion, or COP 635.44 per share - USD 0.88 per ADR. This net income represents 18.0% decrease compared to the quarter ended on June 30, 2016 (“2Q16”) and an increase of 12.0% compared to the quarter ended on September 30, 2015 (“3Q15”).

All data, results, and analyses shown in this report, treat Tuya S.A. as a discontinued operation. For this reason, Bancolombia does not consolidate this operation in its financial statements and makes reference to it through a separate line on its Balance Sheet and Income Statement.

1. This report corresponds to the interim unaudited consolidated financial statements of BANCOLOMBIA S.A. and its subsidiaries (“BANCOLOMBIA” or “The Bank”) which Bancolombia controls, amongst others, by owning directly or indirectly, more than 50% of the voting capital stock. These financial statements have been prepared in accordance with International Financial Reporting Standards – IFRS. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” or “COP”. The statements of income for the quarter ended September 30, 2016 are not necessarily indicative of the results for any other future interim period. For more information, please refer to the Bank's filings with the Securities and Exchange Commission, which are available on the Commission's website at www.sec.gov. CAUTIONARY NOTE REGARDING CHANGES IN THE BANK’S ACCOUNTING POLICIES: Beginning on January 1, 2015, the financial statements of BANCOLOMBIA are being prepared under IFRS. BANCOLOMBIA’s first IFRS financial statements will cover the year ending in 2015. CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Any reference to BANCOLOMBIA means the Bank together with its affiliates, unless otherwise specified.

Representative Market Rate, October 1, 2016 $2,880.08 = US$ 1

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BANCOLOMBIA: Summary of consolidated financial quarterly results

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP million)	3Q15	2Q16	3Q16	3Q16/2Q16	3Q16/3Q15
ASSETS
Net Loans	128,417,616	140,059,861	142,554,723	1.78%	11.01%
Investments	12,986,738	12,701,160	13,123,822	3.33%	1.06%
Other assets	33,471,019	35,638,296	35,467,695	-0.48%	5.97%
Total assets	174,875,373	188,399,317	191,146,240	1.46%	9.30%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	109,368,791	115,047,681	118,676,308	3.15%	8.51%
Other liabilities	45,655,237	52,905,953	51,440,546	-2.77%	12.67%
Total liabilities	155,024,028	167,953,634	170,116,854	1.29%	9.74%
Non-controlling interest	540,458	1,108,505	1,134,566	2.35%	109.93%
Shareholders' equity	19,310,887	19,337,178	19,894,820	2.88%	3.02%
Total liabilities and shareholders' equity	174,875,373	188,399,317	191,146,240	1.46%	9.30%

Interest income	2,811,019	3,892,103	4,093,446	5.17%	45.62%
Interest expense	(1,052,721)	(1,459,686)	(1,592,914)	9.13%	51.31%
Net interest income	1,758,298	2,432,417	2,500,532	2.80%	42.21%
Net provisions	(490,477)	(628,469)	(791,399)	25.92%	61.35%
Fees and income from service, net	512,845	571,672	590,871	3.36%	15.21%
Other operating income	325,539	339,063	311,190	-8.22%	-4.41%
Total Dividends received and equity method	(14,490)	33,833	62,854	85.78%	-533.78%
Total operating expense	(1,473,877)	(1,641,452)	(1,647,567)	0.37%	11.78%
Profit before tax	617,838	1,107,064	1,026,481	-7.28%	66.14%
Income tax	(82,454)	(362,900)	(388,950)	7.18%	371.72%
Net income before non-controlling interest	535,384	744,164	637,531	-14.33%	19.08%
Non-controlling interest	(11,296)	(21,411)	(26,349)	23.06%	133.26%
Net income before Descontinued Operations	524,088	722,753	611,182	-15.44%	16.62%
Discontinued Operations Net Income	17,226	10,306	(7,258)	-170.42%	-142.13%
Net income	541,314	733,059	603,924	-17.62%	11.57%

		Quarter		As of
PRINCIPAL RATIOS	3Q 15	2Q 16	3Q 16	3Q15	3Q16
PROFITABILITY
Net interest margin (1) from continuing operations	4.96%	6.09%	6.18%	5.30%	5.96%
Return on average total assets (2) from continuing operations	1.25%	1.53%	1.29%	1.54%	1.21%
Return on average shareholders´ equity (3)	11.16%	15.19%	12.43%	13.52%	11.85%
EFFICIENCY
Operating expenses to net operating income	57.08%	48.23%	47.54%	54.08%	49.95%
Operating expenses to average total assets	3.52%	3.43%	3.48%	3.60%	3.54%
Operating expenses to productive assets	4.16%	4.04%	4.07%	3.20%	4.17%
CAPITAL ADEQUACY
Shareholders' equity to total assets	11.04%	10.26%	10.41%	11.04%	10.41%
Technical capital to risk weighted assets	13.23%	13.16%	13.47%	13.23%	13.47%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS from continuing operations	0.71	1.03	0.88	2.41	2.49
Net income per share $COP from continuing operations	544.89	751.44	635.44	1,896.82	1,795.19
P/BV ADS (4)	1.24	1.27	1.36	1.24	1.36
P/BV Local (5) (6)	1.18	1.18	1.26	1.18	1.29
P/E (7) from continuing operations	11.13	8.18	10.64	9.59	11.30
ADR price	32.20	34.92	39.04	32.20	39.04
Common share price (8)	23,720	23,800	26,100	23,720	26,100
Weighted average of Preferred Shares outstanding	961,827,000	961,827,000	961,827,000	961,827,000	961,827,000
USD exchange rate (quarter end)	3,086.75	2,919.01	2,880.08	3,086.75	2,880.08

(1) Defined as net interest income divided by monthly average interest-earning assets. (2) Net income divided by monthly average assets. (3) Net income divided by monthly average shareholders' equity. (4) Defined as ADS price divided by ADS book value. (5) Defined as share price divided by share book value. (6) Share prices on the Colombian Stock Exchange. (7) Defined as market capitalization divided by annualized quarter results. (8) Prices at the end of the respective quarter.

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1.	BALANCE SHEET

1.1.	Assets

As of September 30, 2016, Bancolombia’s assets totaled COP 191,146 billion, which represents an increase of 1.5% compared to 2Q16 and of 9.3% compared to 3Q15. The consolidation of BAM at the end of 2015 contributes with 3.0% of the total asset’s annual growth (32% of the marginal growth).

During the quarter, the COP appreciated 1.3% versus the USD and appreciated 6.7% over the past 12 months. The increase in total assets is largely explained by the growth in loans and an increase in the position of investment and Interbank Deposits.

1.2.	Loan Portfolio

The following table shows the composition of Bancolombia’s investments and loans by type and currency:

(COP Million)	Amounts in COP		Amounts in USD converted to COP		Amounts in USD (thousands)		Total
(1 USD = 2880.08 COP)	3Q16	3Q16/2Q16	3Q16	3Q16/2Q16	3Q16	3Q16/2Q16	3Q16	3Q16/2Q16
Commercial loans	67,002,153	1.94%	38,550,522	0.45%	13,385,226	1.81%	105,552,675	1.39%
Consumer loans	14,179,929	5.75%	8,396,730	0.89%	2,915,450	2.25%	22,576,659	3.89%
Mortgage loans	11,269,573	3.35%	8,279,066	1.72%	2,874,596	3.10%	19,548,639	2.66%
Small business loans	684,189	4.94%	358,910	9.98%	124,618	11.47%	1,043,099	6.62%
Interests paid in advance	(21,560)	-3.48%	-	100.00%	-	100.00%	(21,560)	-3.48%
Gross loans	93,114,284	2.69%	55,585,228	0.76%	19,299,890	2.13%	148,699,512	1.96%

The quarter 3Q16 shows an increase in gross loans of 2.0%. All segments grew for the quarter, specially consumer and small business loans. In addition, in comparison with a year ago, total gross loans grew 11.4%. Of this annual growth, 5.6% (49% of the marginal variation) is explained by the incorporation of BAM.

Gross loans denominated in currencies different from COP product of our operation in El Salvador, Panama and Guatemala grew 2.13% and accounted for 37.4% at the end of 3Q16.

Total reserves (allowances in the balance sheet) for loan losses increased by 6.4% during 3Q16 and totaled COP 6,145 billion, equivalent to 4.1% of gross loans at the end of the quarter.

For further explanation regarding coverage of the loan portfolio and credit quality trends, (see section 2.4. Asset Quality, Provision Charges and Balance Sheet Strength).

The following table summarizes Bancolombia’s total loan portfolio:

LOAN PORTFOLIO
(COP million)	3Q15	2Q16	3Q16	3Q16/2Q16	3Q16/3Q15	% of total loans
Commercial	95,428,717	104,107,043	105,552,675	1.39%	10.61%	71.0%
Consumer	19,914,725	21,731,606	22,576,659	3.89%	13.37%	15.2%
Mortgage	17,346,337	19,041,337	19,548,639	2.66%	12.70%	13.1%
Microcredit	832,439	978,331	1,043,099	6.62%	25.31%	0.7%
Interests received in advance	(24,414)	(22,337)	(21,560)	-3.48%	-11.69%	0.0%
Total loan portfolio	133,497,804	145,835,980	148,699,512	1.96%	11.39%	100.0%
Allowance for loan losses	(5,080,188)	(5,776,119)	(6,144,789)	6.38%	20.96%
Total loans, net	128,417,616	140,059,861	142,554,723	1.78%	11.01%

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1.3.	Investment Portfolio

As of September 30, 2016, Bancolombia’s net investment portfolio totaled COP 13,124 billion, increasing 3.3% compared to the figure reported in 2Q16 and 1.0% compared to 3Q15. The investment portfolio consists primarily of debt securities, which represent 68.2% of Bancolombia’s total investments and 4.7% of assets at the end of 3Q16.

At the end of 3Q16, the debt securities portfolio had a duration of 17.8 months and a yield to maturity of 6.72%.

1.4.	Goodwill and intangibles

As of 3Q16, Bancolombia’s goodwill and intangibles totaled COP 6,441 billion, decreasing 1.3% compared to 2Q16. This variation is explained by the appreciation of the COP against the USD during the quarter.

1.5.	Funding

As of September 30, 2016, Bancolombia’s liabilities totaled COP 170,117 billion, increasing 1.3% with respect to 2Q16 and 9.7% compared to 3Q15. Of this annual growth, 3.4% (35% of marginal variation) is explained by the incorporation of BAM.

Deposits by customers totaled COP 118,173 billion (or 69.5% of liabilities) at the end of 3Q16, increasing 3.1% during the quarter and 8.5% over the last 12 months. The net loans to deposits ratio (including borrowings from domestic development banks) was 115% at the end of 3Q16, which marks a decrease in comparison to the 116% reported in 2Q16.

Bancolombia’s funding strategy during the last months has been to extend the average life of time deposits and promote saving accounts in the consumer segment in order to keep the funding cost to the minimum. The objective is to build and maintain ample liquidity and increase the sensitivity in the balance sheet to hikes in the interest rates, which has been reflected in the stability of the loans net interest margin. This strategy, added to the Central Bank’s rate hikes, increased the cost of deposits during the quarter.

Funding mix	3 Q15		2 Q16		3 Q16
COP Million
Checking accounts	18,929,039	13%	20,612,607	13%	19,931,491	13%
Saving accounts	43,976,398	30%	44,690,042	29%	44,887,650	28%
Time deposits	44,918,448	31%	48,178,387	31%	52,178,341	33%
Other deposits	2,469,584	2%	3,888,370	2%	3,053,935	2%
Long term debt	18,219,495	13%	18,102,041	12%	17,732,263	11%
Loans with banks	16,183,405	11%	20,416,321	13%	20,220,384	13%
Total Funds	144,696,369	100%	155,887,768	100%	158,004,064	100%

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1.6.	Shareholders’ Equity and Regulatory Capital

Shareholders’ equity at the end of 3Q16 was COP 19,895 billion, increasing 2.9% or COP 558 billion, with respect to the COP 19,337 billion reported at the end of 2Q16.

Bancolombia’s capital adequacy ratio was 13.47% in 3Q16. This figure highlights the company’s solid capital position.

Bancolombia’s capital adequacy ratio was 447 basis points above the minimum 9% required by the Colombian regulator, while the basic capital ratio (Tier 1) to risk weighted assets was 9.05%, 455 basis points above the regulatory minimum of 4.5%. The tangible capital ratio, defined as shareholders’ equity minus goodwill and intangible assets divided by tangible assets, was 7.13% at the end of 3Q16.

In the last months, Bancolombia has generated capital organically due to the appropriation of earnings and to the best allocation of capital in different products, at the same time Bancolombia has reduced the VaR consumption in several segments.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (COP millions)	3Q15%		2Q16%		3Q16%
Basic capital (Tier I)	11,998,961	8.16%	13,916,753	8.46%	15,007,177	9.05%
Additional capital (Tier II)	7,967,587	5.50%	7,731,554	4.70%	7,331,326	4.42%
Technical capital (1)	19,966,548		21,648,307		22,338,504
Risk weighted assets included market risk	150,873,028		164,485,160		165,869,856
CAPITAL ADEQUACY (2)		13.23%		13.16%		13.47%

(1)	Technical capital is the sum of basic and additional capital.
(2)	Capital adequacy is technical capital divided by risk-weighted assets.

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2.	INCOME STATEMENT

Net income totaled COP 604 billion in 3Q16, or COP 635.4 per share - USD 0.88 per ADR (excluding discontinued operations). This net income represents a decrease of 18.0% compared to 2Q16 and an increase of 11.6% compared to 3Q15. This decrease in net income, in the quarter, is explained by an increase in the provisions for loans due to some deterioration in consumer and commercial segments. Bancolombia’s annualized ROE for 3Q16 was 12.4%.

2.1.	Net Interest Income

Net interest income totaled COP 2,500 billion in 3Q16, 2.8% more than that reported in 2Q16, and 42.2% higher than the figure for 3Q15. Higher volumes in loans and interest margins drove the positive annual performance of this line. Of this annual increase in revenue, BAM contributes 9.7% (23% of marginal variation). The quarterly performance is explained by an improvement in the investments net interest margin and higher loan volumes.

During 3Q16, the investment, interest rate derivatives and repos portfolio generated COP 201 billion.

Net Interest Margin

The annualized net interest margin increased to 6.2% in 3Q16. The annualized net interest margin for investments was 3.2%, higher than the 2.8% of 2Q16 and the annualized net interest margin of the loan portfolio was 6.4%.

The re-pricing of existing loans and the origination of new loans at higher rates were the factors that drove the net interest margin expansion during the quarter.

Annualized Interest
Margin	3Q15	2Q16	3Q16
Loans' Interest margin	5.5%	6.4%	6.4%
Debt investments' margin	-1.2%	2.8%	3.2%
Net interest margin	5.0%	6.1%	6.2%

The funding cost increased during 3Q16 due to the increase in the reference rate of the Colombian Central Bank in the first half of the year. Savings and checking accounts represented the same proportion of the total cost of funding as the one presented last quarter, and the annualized average weighted cost of deposits was 3.45% in 3Q16, increasing 30 basis points compared to 2Q16.

Average weighted
funding cost	3Q15	2Q16	3Q16
Checking accounts	0.00%	0.00%	0.00%
Saving accounts	1.36%	2.01%	1.80%
Time deposits	4.41%	5.67%	6.31%
Total deposits	2.37%	3.15%	3.45%
Long term debt	6.84%	7.20%	7.56%
Loans with banks	2.47%	2.58%	2.86%
Total funding cost	2.94%	3.54%	3.88%

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2.2.	Fees and Income from Services

During 3Q16, net fees and income from services totaled COP 591 billion, increasing 3.4% with respect to 2Q16 and 15.2% with respect to 3Q15. The positive performance in fees is due to higher volumes of transactions and the outstanding performance of banking services, credit and debit cards and bancassurance.

Fees from credit and debit cards increased 2.6% compared to 2Q16 and 6.6% compared to 3Q15. Fees from asset management and trust services increased 2.4% compared to 2Q16 and 9.7% compared to 3Q15. Fees from our bancassurance business decreased 17.0% compared to 2Q16, due largely to seasonal variations, and increased 26.0% with respect to 3Q15, thanks to the successful cross-selling initiatives led by our sales teams.

The following table summarizes Bancolombia’s participation in the credit card business in Colombia:

ACCUMULATED CREDIT CARD BILLING			%	2016
(COP millions)	Aug-15	Aug-16	Growth	Market Share
Bancolombia VISA	2,471,608	3,217,106	30.16%	9.07%
Bancolombia Mastercard	2,849,324	3,258,830	14.37%	9.18%
Bancolombia American Express	2,725,046	2,569,386	-5.71%	7.24%
Total Bancolombia	8,045,979	9,045,323	12.42%	25.49%
Colombian Credit Card Market	30,323,055	35,485,189	17.02%

CREDIT CARD MARKET SHARE			%	2016
(Outstanding credit cards)	Aug-15	Aug-16	Growth	Market Share
Bancolombia VISA	552,817	638,951	15.58%	5.58%
Bancolombia Mastercard	711,585	763,978	7.36%	6.67%
Bancolombia American Express	675,772	604,349	-10.57%	5.28%
Total Bancolombia	1,940,174	2,007,278	3.46%	17.52%
Colombian Credit Card Market	10,355,217	11,456,444	10.63%

Source: Superintendencia Financiera de Colombia

2.3.	Other Operating Income

Total other operating income was COP 311 billion in 3Q16, decreasing by 8.2% compared to 2Q16, and by 4.4% with respect to 3Q15.

Revenues aggregated in the operating leases line totaled COP 119 billion in 3Q16, increasing by 1.4% compared to 2Q16 and decreasing 6.5% compared to those reported in 3Q15.

2.4.	Asset Quality, Provision Charges and Balance Sheet Strength

The capital balance for past due loans (those that are overdue for more than 30 days) totaled COP 4,847 billion at the end of 3Q16 and represented 3.4% of total gross loans, showing a slight increase compared to 2Q16. During 3Q16, the provisions increased mainly due to consumer clients and SMEs, as well as an update of the default probability methodology in Colombia. Charge-offs totaled COP 402 billion in 3Q16.

The coverage, measured by the ratio of allowances for loans losses (principal) to PDLs (overdue 30 days), was 115.9% at the end of 3Q16, decreasing compared to 121.4% in 2Q16. Likewise, the coverage measured by the ratio of allowances for loans losses to loans classified as C, D and E, was 88.0% at the end of 3Q16, increasing with respect to the 80.0% reported in 2Q16.

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The deterioration of the loan portfolio (new past due loans including charge-offs) was COP 892 billion in 3Q16, mainly explained by the deterioration of some clients in the personal and SMEs segment in Colombia. Provision charges (net of recoveries) totaled COP 791 billion in 3Q16. Provisions as a percentage of the average gross loans were 2.1% for 3Q16 and 1.8% for the first 9 months of the year.

Bancolombia maintains a strong balance sheet supported on an adequate level of loan loss reserves. Allowances for loan losses totaled COP 5,619 billion, or 3.9% of total loans at the end of 3Q16. This proportion is slightly higher than the 3.8% presented at the end of 2Q16.

The following tables present key metrics related to asset quality:

ASSET QUALITY	As of
(COP millions)	3Q15	2Q16	3Q16
Total 30-day past due loans	3,930,436	4,357,450	4,846,737
Allowance for loan losses (1)	4,664,533	5,288,410	5,618,658
Past due loans to total loans	3.06%	3.10%	3.38%
“C”, “D” and “E” loans as a percentage of total loans	3.77%	4.71%	4.45%
Allowances to past due loans	118.68%	121.36%	115.93%
Allowance for loan losses as a percentage of “C”, “D” and “E” loans	96.38%	79.93%	87.95%
Allowance for loan losses as a percentage of total loans	3.64%	3.76%	3.92%

(1)	Allowances are reserves for the principal of loans.

PDL Per Category			30 days
	% Of loan Portfolio	3Q15	2Q16	3Q16
Commercial loans	71.3%	2.0%	2.01%	2.28%
Consumer loans	15.4%	4.4%	4.95%	5.24%
Microcredit	0.7%	7.8%	8.24%	8.61%
Mortgage loans *	12.6%	6.2%	6.86%	7.05%
PDL TOTAL		3.06%	3.10%	3.38%

PDL Per Category			90 days
	% Of loan Portfolio	3Q15	2Q16	3Q16
Commercial loans	71.3%	1.5%	1.49%	1.69%
Consumer loans	15.4%	2.2%	3.30%	3.62%
Microcredit	0.7%	5.0%	5.08%	5.75%
Mortgage loans	12.6%	2.8%	2.66%	2.78%
PDL TOTAL		1.78%	1.94%	2.15%

* Mortgage loans that were overdue were calculated for past due loans for 120 days instead of 90 days.

LOANS AND FINANCIAL LEASES CLASSIFICATION	3 Q15		2 Q16		3 Q16
(COP millions)
¨A¨ Normal	116,206,272	90.60%	125,679,281	89.38%	128,474,109	89.56%
¨B¨ Subnormal	7,219,493	5.63%	8,311,814	5.91%	8,583,528	5.98%
¨C¨ Deficient	2,284,106	1.78%	3,193,474	2.27%	2,836,803	1.98%
¨D¨ Doubtful recovery	1,593,348	1.24%	2,161,634	1.54%	2,065,667	1.44%
¨E¨ Unrecoverable	962,333	0.75%	1,260,812	0.90%	1,486,034	1.04%
Total	128,265,552	100.00%	140,607,016	100.00%	143,446,141	100.00%
Loans and financial leases classified as C, D and E as a percentage of total loans and financial leases	3.77%		4.71%		4.45%

8

2.5.	Operating Expenses

During 3Q16, operating expenses totaled COP 1,648 billion, increasing 0.4% with respect to 2Q16 and 11.8% with respect to 3Q15. Of this annual increase in personnel expenses, BAM contributes 7.6% (64% of the marginal increase).

Personnel expenses (salaries, bonus plan payments and compensation) totaled COP 649 billion in 3Q16, decreasing 4.8% compared to 2Q16 and increasing 8.7% compared to 3Q15. Of this annual growth in personnel expenses, BAM contributes 6.2% (71% of the marginal increase). During the quarter, we focused in the personnel expenses, the head count has been kept stable and new open positions have been frozen.

During 3Q16, administrative expenses totaled COP 663 billion, increasing 1.9% compared to 2Q16 and 17.8% as compared to 3Q15. Of this annual growth in administrative expenses, BAM Contributes 8.2% (46% of the marginal increase).

Depreciation and amortization expenses totaled COP 130 billion in 3Q16, increasing 10.2% compared to 2Q16 and decreasing 3.4% compared to 3Q15.

As of September 30, 2016, Bancolombia had 34,840 employees, owned 1,171 branches, 5,300 ATMs, and served more than 11 million customers.

2.6.	Taxes

The income tax was COP 389 billion, which represented a 7.2% increase compared to 2Q16.

9

3.	RECENT DEVELOPMENTS

•	September 20, 2016, the General Shareholders Meetings’ of Bancolombia S.A and Leasing Bancolombia S.A Compañia de Financiamiento approved the merger commitment pursuant to which Bancolombia will absorb its subsidiary Leasing Bancolombia.

•	September 30, 2016, Bancolombia announced that the merger between Bancolombia S.A (“Bancolombia”) and Leasing Bancolombia S.A (“Leasing”) was completed, pursuant to the public document No.1.124 dated as of September 30, 2016 of the Public Notary No.14 of Medellin.

The public document was registered in the Chamber of Commerce of Medellin. As a result of the transaction, wherein Leasing was merged out of existence, Bancolombia as the surviving company will hold the rights and obligations of Leasing and will continue offering its clients the products and services portfolio formerly offered by Leasing, which will now be offered under the brand “Leasing Bancolombia, a Bancolombia brand.”

10

4.	BANCOLOMBIA Company Description (NYSE: CIB)

GRUPO BANCOLOMBIA is a full service financial conglomerate incorporated in Colombia that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 11 million customers. GRUPO BANCOLOMBIA delivers its products and services via its regional network comprised of: Colombia’s largest non-government owned banking network, El Salvador’s leading financial conglomerate (Banagricola S.A.), off-shore and local (Banistmo S.A.) banking subsidiaries in Panama, Guatemala, Cayman and Puerto Rico. Together, BANCOLOMBIA and its subsidiaries provide stock brokerage, investment banking, leasing, factoring, consumer finance, fiduciary and trust services, asset management, among others.

Contact Information

Bancolombia’s Investor Relations

Phone: (574) 4041837 / (574) 4041838 / (574) 4043917.

E-mail: IR@bancolombia.com.co

Contacts: Alejandro Mejia (IR Manager) / Camilo Arbelaez (Analyst) / Juliana Álvarez (Analyst)

Website: http://www.grupobancolombia.com/wps/portal/about-us/corporate-information/investor-relations/

11

BALANCE SHEET				Growth
(COP million)	Sep-15	Jun-16	Sep-16	Sep-16 / Jun-16	Sep-16 / Sep-15	% of Assets	% of Liabilities
ASSETS
Cash and balances at central bank	12,131,755	13,431,742	13,087,952	-2.56%	7.88%	6.85%
Interbank borrowings	1,408,283	1,287,396	2,212,050	71.82%	57.07%	1.16%
Reverse repurchase agreements and other similar secured lend	1,124,212	1,839,198	914,849	-50.26%	-18.62%	0.48%
Investments	12,986,738	12,701,160	13,123,822	3.33%	1.06%	6.87%
Derivative financial instruments - Assets	2,567,591	2,122,042	1,933,884	-8.87%	-24.68%	1.01%
Loans and advances to customers	133,497,804	145,835,980	148,699,512	1.96%	11.39%	77.79%
Allowance for loan and lease losses	(5,080,188)	(5,776,119)	(6,144,789)	6.38%	20.96%	-3.21%
Investment in associates and joint ventures	1,442,530	538,424	548,942	1.95%	-61.95%	0.29%
Goodwill and Intangible assets	5,729,720	6,523,651	6,440,741	-1.27%	12.41%	3.37%
Premises and equipment	2,792,387	3,170,050	3,225,383	1.75%	15.51%	1.69%
Investment property	1,325,371	1,573,143	1,560,880	-0.78%	17.77%	0.82%
Prepayments	246,390	272,021	299,532	10.11%	21.57%	0.16%
Tax receivables	909,157	833,042	1,002,199	20.31%	10.23%	0.52%
Deferred tax	546,625	651,250	633,097	-2.79%	15.82%	0.33%
Assets held for sale	1,901,480	2,191,534	2,365,713	7.95%	24.41%	1.24%
Other assets	1,345,518	1,204,803	1,242,473	3.13%	-7.66%	0.65%
Total assets	174,875,373	188,399,317	191,146,240	1.46%	9.30%	100.00%
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Deposit by customers	108,933,191	114,586,083	118,173,035	3.13%	8.48%	61.82%	69.47%
Interbank Deposits	435,600	461,598	503,273	9.03%	15.54%	0.26%	0.30%
Derivative financial instrument - Liabilities	2,169,788	1,768,256	1,569,061	-11.27%	-27.69%	0.82%	0.92%
Borrowings from other financial institutions	15,747,805	19,954,723	19,717,111	-1.19%	25.21%	10.32%	11.59%
Debt securities in issue	18,219,495	18,102,041	17,732,263	-2.04%	-2.67%	9.28%	10.42%
Preferred shares	565,979	552,414	566,992	2.64%	0.18%	0.30%	0.33%
Repurchase agreements and other similar secured borrowing	1,360,278	2,783,323	1,878,382	-32.51%	38.09%	0.98%	1.10%
Tax liabilities	353,619	714,805	984,342	37.71%	178.36%	0.51%	0.58%
Deferred tax liabilities	937,183	1,465,720	1,554,015	6.02%	65.82%	0.81%	0.91%
Employee pension plan	139,095	133,115	133,042	-0.05%	-4.35%	0.07%	0.08%
Liabilities relating to assets held for sale	1,531,043	1,865,349	1,989,799	6.67%	29.96%	1.04%	1.17%
Other liabilities	4,630,952	5,566,207	5,315,539	-4.50%	14.78%	2.78%	3.12%
Total liabilities	155,024,028	167,953,634	170,116,854	1.29%	9.74%	89.00%	100.00%
SHAREHOLDERS' EQUITY
Capital	480,914	480,914	480,914	0.00%	0.00%	0.25%
Additional paid-in-capital	4,857,454	4,857,454	4,857,454	0.00%	0.00%	2.54%
Appropriate reserves	6,288,717	7,148,157	7,144,904	-0.05%	13.61%	3.74%
Retained earnings	6,231,534	4,913,717	5,520,896	12.36%	-0.114039	2.89%
Cumulative other comprehensive income	1,452,268	1,936,936	1,890,652	-2.39%	30.19%	0.99%
Stockholders’ equity attributable the owners of the parent company	19,310,887	19,337,178	19,894,820	2.88%	3.02%	10.41%
Non-controlling interest	540,458	1,108,505	1,134,566	2.35%	109.93%	0.59%
Total liabilities and stockholders' equity	174,875,373	188,399,317	191,146,240	1.46%	9.30%	100.00%

12

INCOME STATEMENT	As of		Growth				Growth
(COP million)	Sep-15	Sep-16	Sep-16 / Sep-15	3Q 15	2Q 16	3Q 16	3Q 16 / 2Q16	3Q 16 / 3Q 15
Interest income and expenses
Interest on loans
Commercial	3,963,147	5,822,003	46.90%	1,414,120	1,924,667	2,072,964	7.71%	46.59%
Consumer	1,713,474	2,212,845	29.14%	595,867	735,775	812,667	10.45%	36.38%
Small business loans	137,949	172,214	24.84%	49,589	57,581	59,712	3.70%	20.41%
Mortgage	997,382	1,402,478	40.62%	319,544	495,909	418,798	-15.55%	31.06%
Leasing	1,133,512	1,459,434	28.75%	373,097	490,123	522,558	6.62%	40.06%
Total Interest on loans	7,945,464	11,068,974	39.31%	2,752,217	3,704,055	3,886,699	4.93%	41.22%
Overnight and market funds	9,634	16,941	75.85%	3,442	5,720	5,279	-7.71%	53.37%
Investment
Debt investments, net	48,616	117,235	141.14%	25,298	43,969	30,236	-31.23%	19.52%
Net gains from investment activities at fair value through income statement
Debt investments	222,871	520,955	133.75%	1,438	165,140	182,155	10.30%	12567.25%
Derivatives	49,555	(53,737)	-208.44%	64,181	(13,367)	(2,976)	-77.74%	-104.64%
Repos	(65,776)	(14,064)	-78.62%	(19,184)	(12,244)	(5,188)	-57.63%	-72.96%
Other	(28,750)	(2,248)	-92.18%	(16,373)	(1,170)	(2,759)	135.81%	-83.15%
Total Net gains from investment activities at fair value through profit and loss	177,900	450,906	153.46%	30,062	138,359	171,232	23.76%	469.60%
Total interest on investment securities	226,516	568,141	150.82%	55,360	182,328	201,468	10.50%	263.92%
Total interest income	8,181,614	11,654,056	42.44%	2,811,019	3,892,103	4,093,446	5.17%	45.62%
Interest expense
Borrowing costs	(321,741)	(543,078)	68.79%	(125,199)	(181,518)	(194,319)	7.05%	55.21%
Overnight funds	(5,997)	(5,159)	-13.97%	(2,137)	(1,399)	(2,337)	67.05%	9.36%
Debt securities in issue	(758,207)	(1,010,292)	33.25%	(285,114)	(330,100)	(338,786)	2.63%	18.82%
Deposits	(1,703,811)	(2,790,781)	63.80%	(614,015)	(917,413)	(1,036,291)	12.96%	68.77%
Preferred Shares Dividends	(43,734)	(43,734)	0.00%	(14,578)	(14,065)	(14,578)	3.65%	0.00%
Other interest (expense)	(39,379)	(28,564)	-27.46%	(11,678)	(15,191)	(6,603)	-56.53%	-43.46%
Total interest expense	(2,872,869)	(4,421,608)	53.91%	(1,052,721)	(1,459,686)	(1,592,914)	9.13%	51.31%
Net interest income	5,308,745	7,232,448	36.24%	1,758,298	2,432,417	2,500,532	2.80%	42.21%
Loan loss provisions	(1,306,799)	(2,129,192)	62.93%	(538,047)	(685,665)	(849,654)	23.92%	57.91%
Recovery of charged-off loans	158,745	248,999	56.85%	58,857	75,988	111,191	46.33%	88.92%
Other assets impairment	(63,237)	(79,449)	25.64%	(11,287)	(18,792)	(52,936)	181.69%	369.00%
Total net provisions	(1,211,291)	(1,959,642)	61.78%	(490,477)	(628,469)	(791,399)	25.92%	61.35%
Net interest income after provision, net	4,097,454	5,272,806	28.68%	1,267,821	1,803,948	1,709,133	-5.26%	34.81%
Fees and other service income
Banking services	455,381	593,924	30.42%	163,197	200,306	203,029	1.36%	24.41%
Credit and debit card fees	745,978	819,465	9.85%	261,122	271,149	278,299	2.64%	6.58%
Brokerage	18,252	18,080	-0.94%	6,711	6,804	5,445	-19.97%	-18.86%
Acceptances, Guarantees and Standby letters of credits	33,452	38,621	15.45%	11,502	12,704	13,443	5.82%	16.88%
Trust	197,922	216,614	9.44%	67,099	71,877	73,610	2.41%	9.70%
Bancassurance	182,335	238,644	30.88%	60,037	90,974	75,577	-16.92%	25.88%
Payments and Collections	147,969	165,751	12.02%	51,767	57,031	57,036	0.01%	10.18%
Other	259,372	324,411	25.08%	100,222	103,770	119,068	14.74%	18.80%
Total Fees and other service income	2,040,661	2,415,510	18.37%	721,657	814,615	825,507	1.34%	14.39%
Fees and other service expenses
Banking services	(215,906)	(259,864)	20.36%	(80,424)	(92,672)	(86,123)	-7.07%	7.09%
Other	(337,410)	(427,673)	26.75%	(128,388)	(150,271)	(148,513)	-1.17%	15.68%
Total Fees and other service expenses	(553,316)	(687,537)	24.26%	(208,812)	(242,943)	(234,636)	-3.42%	12.37%
Total fees and income from services, net	1,487,345	1,727,973	16.18%	512,845	571,672	590,871	3.36%	15.21%
Other operating income
Derivatives FX contracts	189,522	13,881	-92.68%	88,798	(23,399)	(32,235)	37.76%	-136.30%
Net foreign exchange	92,276	218,502	136.79%	2,266	106,654	85,011	-20.29%	3651.59%
Hedging	(19,678)	(16,106)	-18.15%	(13,296)	(4,216)	2,095	149.69%	115.76%
Operating leases	323,584	354,378	9.52%	127,684	117,671	119,324	1.40%	-6.55%
Gains (or losses) on sale of assets	3,274	36,321	1009.38%	(1,618)	11,843	11,714	-1.09%	823.98%
Other reversals	2,283	1,547	-32.24%	547	278	876	215.11%	60.15%
Other income	403,770	405,495	0.43%	121,158	130,232	124,405	-4.47%	2.68%
Total other operating income	995,031	1,014,018	1.91%	325,539	339,063	311,190	-8.22%	-4.41%
Dividends received and equity method
Dividends	20,717	28,742	38.74%	508	10,306	6,456	-37.36%	1170.87%
Equity investments	51,387	80,702	57.05%	(6,141)	10,996	28,687	160.89%	567.14%
Equity method	57,285	52,229	-8.83%	5,346	12,531	28,857	130.28%	439.79%
Gains (Losses) on sale of Discontinued Operations	(14,203)	(1,146)	-91.93%	(14,203)	-	(1,146)	0.00%	-91.93%
Total Dividends received and equity method	115,186	160,527	39.36%	(14,490)	33,833	62,854	85.78%	533.78%
Total income	6,695,016	8,175,324	22.11%	2,091,715	2,748,516	2,674,048	-2.71%	27.84%

13

INCOME STATEMENT	As of		Growth				Growth
(COP million)	Sep-15	Sep-16	Sep-16 / Sep-15	3Q 15	2Q 16	3Q 16	3Q 16 / 2Q16	3Q 16 / 3Q 15
Operating expenses
Salaries and employee benefits	(1,430,763)	(1,751,911)	22.45%	(492,544)	(609,646)	(559,567)	-8.21%	13.61%
Bonuses	(241,450)	(277,028)	14.74%	(104,316)	(72,257)	(89,293)	23.58%	-14.40%
Administration and general expenses	(1,571,878)	(1,884,963)	19.92%	(562,863)	(650,161)	(662,856)	1.95%	17.77%
Contributions and other tax burden	(350,811)	(419,442)	19.56%	(122,577)	(135,689)	(139,204)	2.59%	13.56%
Provision, depreciation and amortization	(347,748)	(400,283)	15.11%	(134,657)	(118,005)	(130,012)	10.17%	-3.45%
Other expenses	(173,389)	(184,318)	6.30%	(56,920)	(55,694)	(66,635)	19.64%	17.07%
Tax on wealth	(159,963)	(144,710)	-9.54%	-	-	-	0.00%	0.00%
Total operating expenses	(4,276,002)	(5,062,655)	18.40%	(1,473,877)	(1,641,452)	(1,647,567)	0.37%	11.78%
Profit before tax	2,419,014	3,112,669	28.68%	617,838	1,107,064	1,026,481	-7.28%	66.14%
Income tax	(550,346)	(1,302,698)	136.71%	(82,454)	(362,900)	(388,950)	7.18%	371.72%
Net income before non-controlling interest	1,868,668	1,809,971	-3.14%	535,384	744,164	637,531	-14.33%	19.08%
Non-controlling interest	(44,256)	(83,315)	88.26%	(11,296)	(21,411)	(26,349)	23.06%	133.26%
Net income before Discontinued Operations	1,824,412	1,726,656	-5.36%	524,088	722,753	611,182	-15.44%	16.62%
Discontinued Operations Net Income	38,126	7,693	-79.82%	17,226	10,306	(7,258)	-170.42%	-142.13%
Net income	1,862,538	1,734,349	-6.88%	541,314	733,059	603,924	-17.62%	11.57%

14

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: November 21, 2016	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance